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                                March 1, 2022

       Yunhao Chen
       Chief Financial Officer
       Dogness (International) Corp
       No. 16 N. Dongke Road
       Tongsha Industrial Zone
       Dongguan, Guangdong 523217

                                                        Re: Dogness
(International) Corp
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed February 9,
2022
                                                            File No. 333-262504

       Dear Ms. Chen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-3

       Prospectus Cover Page, page i

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
that this structure involves unique risks to investors. If true, disclose that these contracts
have not been tested in court.
   2.                                                   Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities or anti-monopoly concerns, have or may
impact the company   s ability to conduct its business. Your
                                                        prospectus summary
should address, but not necessarily be limited to, the risks
 Yunhao Chen
FirstName  LastNameYunhao
Dogness (International) Corp Chen
Comapany
March      NameDogness (International) Corp
       1, 2022
March2 1, 2022 Page 2
Page
FirstName LastName
         highlighted on the prospectus cover page.
3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Prospectus Summary, page 1

4. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under the applicable agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Yunhao Chen
Dogness (International) Corp
March 1, 2022
Page 3

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem, Staff Attorney at (202) 551-8337 or Sherry Haywood,
Staff Attorney at (202) 551-3345 with any questions.



                                                           Sincerely,
FirstName LastNameYunhao Chen
                                                           Division of
Corporation Finance
Comapany NameDogness (International) Corp
                                                           Office of
Manufacturing
March 1, 2022 Page 3
cc:       Anthony W. Basch
FirstName LastName